ICICI BANK LIMITED

News Release
                                                        June 11, 2001


Annual General Meeting of the Members of ICICI Bank Limited (NYSE Code : IBN)


The Seventh Annual General Meeting (AGM) of the Members of the ICICI Bank Limited (NYSE Code : IBN) was held on Monday, June 11, 2001 at Vadodara, India.

The Members approved all the items of business as enumerated in the Notice dated April 26, 2001 convening the Meeting. The Members adopted the audited Profit and Loss Account for the financial year ended March 31, 2001, the Balance Sheet and the Cash Flow Statement as at March 31, 2001 together with the Reports of the Statutory Auditors thereon and the Board of Directors.

A dividend of Rs. 2.00 per equity share (20 per cent) has been declared on 22,03,58,680 equity shares of the Bank for the financial year ended March 31, 2001 including 2,35,39,800 shares allocated to shareholders of erstwhile Bank of Madura Limited, who would be entitled for the full year's dividend, in terms of the provisions contained in the Scheme of Amalgamation.

Smt. Chanda D. Kochhar and Dr. Nachiket Mor were appointed as Executive Directors on whole time and non retiring basis for a period of five years. The Members also approved the terms of their remuneration and perquisites. Under the provisions of the Banking Regulation Act 1949, the Reserve Bank of India had earlier approved their appointments.

Smt. Lalita D. Gupte and Shri B. V. Bhargava, Directors, retired by rotation at the AGM and were re-appointed as Directors by the Members. The Bank's Board now comprises 10 Directors - Shri K. V. Kamath, Dr. Satish C. Jha, Shri Uday M. Chitale, Shri R. Rajamani, Shri Somesh R. Sathe, Shri B. V. Bhargava, Smt. Lalita D. Gupte, Shri H. N. Sinor (Managing Director and Chief Executive Officer), Smt. Chanda D. Kochhar (Executive Director) and Dr. Nachiket Mor (Executive Director).

M/s. S. B. Billimoria & Co., Chartered Accountants, were re-appointed the Statutory Auditors for the year 2001-2002. They would hold office till the conclusion of the next Annual General Meeting.

The Members approved the revision to the salary of Shri H. N. Sinor, Managing Director and Chief Executive Officer. The revision is basically rationalisation of the compensation structure by which the earlier fixed portion of the bonus component has been clubbed to the monthly basic salary. Under the provisions of the Banking Regulation Act 1949, the Reserve Bank of India had earlier approved the said revisions to the salary of Shri H. N. Sinor

The Bank's Memorandum of Association has been amended by addition of a sub-clause to the Objects Clause, as suggested by the Reserve Bank of India. The addition to the Objects Clause now permits the Bank to open, establish, maintain and operate currency chests and small coin depots.

The Bank's Articles of Association has been amended by addition of a sub-article to the effect that acquisition of shares by a person/group which would take, in the aggregate his/her/its holding to a level of 5 per cent or more of the total issued capital of the Bank (or such other percentage as may be prescribed by the Reserve Bank of India from time to time) should be effected by such buyer(s) after obtaining prior approval of the Reserve Bank of India. The onus of obtaining prior approval of the


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Reserve Bank of India would rest with the buyer. The definition of the term
'group' would have the same meaning as contained in Section 2(e) of the Monopolies and Restrictive Trade Practices Act, 1969.

The Members have permitted, subject to approval of the Central Government, Reserve Bank of India and such other regulatory authorities, foreign financial institutions (FIIs), overseas corporate bodies (OCBs), non resident Indians
(NRIs), etc., all taken together, to acquire and hold equity shares of the Bank up to an aggregate limit of 49 per cent of the paid up equity capital of the Bank or up to such other limit as may be permitted by applicable laws, rules and regulations from time to time. The Bank would be applying to the Reserve Bank of India to approve this higher limit of 49 per cent for holdings by FIIs, OCBs, NRIs, etc. Currently FIIs, OCBs and NRIs hold 20.82 per cent of the paid up equity capital of the Bank. American Depositary Shareholders hold 14.39 per cent of the paid up equity capital of the Bank.



      For investors' queries, contact :

      Shri Bhashyam Seshan
              Phone:  (91)-22-653 8420 or 653 7560
              e-mail: bhashyams@icicibank.com

      You may also access the Bank's web site : www. icicibank.com for this News Release


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Except for the historical information contained herein, statements in this News
Release which contain words or phrases such as 'will', 'would', and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our and ICICI's Group's ability to obtain statutory and regulatory approvals and to successfully implement our strategy, as well as other risks detailed in the reports filed by us with the United States Securities and Exchange Commission. The Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.


June 11, 2001